Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 27, 2006
Our ref. No. PI 072

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

・**Mitsubishi Corporation Announces Sales of Diamond City Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

7/3

Translation of report filed with the Tokyo Stock Exchange on June 27, 2006

Mitsubishi Corporation Announces Sale of Diamond City Shares

Mitsubishi Corporation (MC) on May 23, 2006 sold the remaining 1,800 thousand shares it held in Diamond City Co., Ltd. This sale follows the sale of 8,666 thousand shares of its total shareholding of 10,466 thousand shares on May 1 in response to a tender offer by AEON Co., Ltd. for Diamond City shares held by MC. As a consequence of these sales, Diamond City is no longer an equity-method affiliate of MC. Furthermore, MC plans to book non-consolidated and consolidated gains of roughly 32.0 billion yen and 21.5 billion yen, respectively (both figures net of tax), due to these share sales, for the year ending March 31, 2007.

Even after the sale of its holding in Diamond City, MC will maintain a close business relationship by introducing sites for commercial development, undertaking construction on a contract basis, supplying related equipment and fixtures and providing other services. In this way, MC will seek to play an ongoing and active support role in Diamond City's development.

Looking ahead, MC plans to continue its active involvement in commercial development projects, including shopping centers.

###